November 9, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that KKR Financial Holdings LLC (the “Company”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Quarterly Report”), which was filed with the Securities and Exchange Commission on November 9, 2016. The matter disclosed in the Quarterly Report was previously reported in the quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2016 of KKR & Co. L.P., the parent of the Company.
Respectfully submitted,
KKR FINANCIAL HOLDINGS LLC

By:	_/s/ Nicole J. Macarchuk__ Nicole J. Macarchuk General Counsel and Secretary